Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 19, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

CERNER CORPORATION

at

$95.00 Per Share, Net in Cash

by

CEDAR ACQUISITION CORPORATION

a subsidiary

of

OC ACQUISITION LLC

a subsidiary

of

ORACLE CORPORATION

Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,

AT THE END OF THE DAY ON FEBRUARY 15, 2022, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Cerner, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle. The Merger Agreement provides, among other things, that, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Cerner upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with Cerner continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Oracle. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner, and (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding.

The Offer is not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (i) the Minimum Condition (as defined in the Offer to Purchase), which is summarized below, and (ii) the expiration or termination of the waiting periods applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any applicable foreign competition laws or any applicable foreign direct investment laws, or any agreements with a governmental authority to extend any waiting period or not consummate the Offer and/or the Merger, and any affirmative approval required under any applicable foreign competition laws or any applicable foreign direct investment laws shall have been obtained. The Minimum Condition requires that, by 12:00 midnight, Eastern Time, at the end of the day on the Expiration Date (as defined below), there shall be validly tendered (and not withdrawn) a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Oracle, Parent or Purchaser immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), represents a majority of the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time.

The term “Expiration Date” means February 15, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of Cerner has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Cerner’s stockholders; (ii) approved entry into and adoption of the Merger Agreement, declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

The Merger Agreement provides that (i) if, as of the scheduled Expiration Date, any of the Offer Conditions is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied; provided, however, that if, at any scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition) is satisfied or has been waived and the Minimum Condition is not satisfied, Purchaser shall not be required to (but shall, in its sole discretion, be entitled to) extend the Offer for more than 20 business days beyond such scheduled Expiration Date; (ii) Purchaser shall extend the Offer from time to time until the later of (A) two business days after the last day of any then-pending Notice Period (as defined in the Offer to Purchase) and (B) two business days after the last day of any then-pending Shelf Notice Period (as defined in the Offer to Purchase); and (iii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the Securities and Exchange Commission (the “SEC”) applicable to the Offer, provided, however, that with respect to clauses (i) and (iii), in no event shall Purchaser extend the Offer to a date later than the End Date. The “End Date” means June 21, 2022, as it may be extended as provided in the Merger Agreement.

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL and that the Merger will be effected without a vote of Cerner’s stockholders. The Merger Agreement provides that the Merger will close as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer).

The Merger Agreement provides that, without the prior written consent of Cerner: (i) the Minimum Condition may not be amended or waived; and (ii) no change may be made to the Offer that (A) changes the form of consideration to be delivered by Purchaser pursuant to the Offer; (B) decreases the Offer Price or the number of Shares sought to be purchased by Purchaser pursuant to the Offer; (C) imposes conditions to the Offer in addition to the Offer Conditions; (D) except as otherwise allowed by the Merger Agreement, extends the Expiration Date; or (E) amends, changes or modifies any of the Offer Conditions in a manner that adversely affects any holder of Shares.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, Purchaser expressly reserves the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Oracle, Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Oracle, Parent or Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after March 19, 2022 if Purchaser has not already accepted them for payment by the end of the day on March 19, 2022. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time on or prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Cerner has provided Purchaser with Cerner’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Cerner’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should read both documents carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, which is the information agent for the Offer (the “Information Agent”), at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. None of Oracle, Parent or Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

January 19, 2022

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